Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

S&T Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-108174, 333-113714, 333-156555 and No. 333-157297 on Form S-3 and Nos. 333-48549, 333-69403, 333-111557 and No. 333-156541 on Form S-8) of S&T Bancorp, Inc. of our reports dated February 26, 2009, with respect to the consolidated balance sheets of S&T Bancorp, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of S&T Bancorp, Inc.

Pittsburgh, Pennsylvania

February 26, 2009